Exhibit 97

W.W. GRAINGER, INC.
FINANCIAL STATEMENT
EXECUTIVE COMPENSATION RECOUPMENT POLICY

I.    PURPOSE
This W.W. Grainger, Inc. Financial Statement Executive Compensation Recoupment Policy (“Policy”) has been adopted by the Board of Directors (the “Board”) of W.W. Grainger, Inc. (the “Company”) on October 25, 2023. This Policy provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under U.S. federal securities laws. This Policy is intended to comply with the requirements of Section 10D of the Exchange Act (as defined below) and Section 303A.14 of the NYSE Listed Company Manual.

II.    SCOPE
This procedure applies to Covered Executives.

III.    POLICY

A.Recoupment of Erroneously Awarded Compensation.

1.In the event of a Financial Restatement, if the amount of any Covered Compensation received by a Covered Executive (the “Awarded Compensation”) exceeds the amount of such Covered Compensation that would have otherwise been received by such Covered Executive if calculated based on the Financial Restatement (the “Adjusted Compensation”), the Company shall reasonably promptly recover from such Covered Executive an amount equal to the excess of the Received Compensation over the Adjusted Compensation (such excess amount, the “Erroneously Awarded Compensation”), subject to Section III.A.2 hereof.

2.If the Financial Reporting Measure applicable to the relevant Covered Compensation is a stock price or total shareholder return measure, and the amount of such Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Financial Restatement, then the amount of the Erroneously Awarded Compensation shall be determined based on the Company’s reasonable estimate of the effect of the Financial Restatement on the Company’s stock price or total shareholder return upon which such Covered Compensation was received.

3.The amount of Erroneously Awarded Compensation shall be calculated on a pre-tax basis.

4.For the avoidance of doubt, the Company’s obligation to recover Erroneously Awarded Compensation is not dependent on (i) if or when the restated financial statements are filed; or (ii) any fault of the Covered Executive for the accounting errors leading to a restatement.

5.Notwithstanding anything to the contrary in Sections III.A.1 through III.A.4, the Company is not required to recover any Erroneously Awarded Compensation in the event that the conditions set forth in either of clause (i),(ii), or (iii) are satisfied and the Committee (or a majority of the independent directors serving on the

Board) has made a determination that recovery of the Erroneously Awarded Compensation would be impracticable:

i.the direct expense paid to a third party to assist in enforcing the recovery of the Erroneously Awarded Compensation under this Policy would exceed the amount of such Erroneously Awarded Compensation to be recovered; provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation pursuant to this Section III.A.5, the Company shall have first made a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to make such recovery, and provide that documentation to the NYSE; or

ii.recovery of the Erroneously Awarded Compensation would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

iii.recovery is otherwise precluded under applicable law.

6.The Company shall not indemnify any Covered Executive, directly or indirectly, for any losses that such Covered Executive may incur in connection with the recovery of Erroneously Awarded Compensation pursuant to this Policy, including through the payment of insurance premiums or gross-up payments.

7.The Committee shall determine, in its discretion, the manner and timing in which any Erroneously Awarded Compensation shall be recovered from a Covered Executive in accordance with applicable law, including, without limitation, by (i) requiring reimbursement of Covered Compensation previously paid in cash; (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity or equity-based awards; (iii) offsetting the Erroneously Awarded Compensation amount from any compensation otherwise owed by the Company or any of its affiliates to the Covered Executive; and/or (iv) taking any other remedial and recovery action permitted by applicable law. For the avoidance of doubt, except as set forth in Section III.A.5, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation; provided that, to the extent necessary to avoid any adverse tax consequences to the Covered Executive pursuant to Section 409A of the Code, any offsets against amounts under any nonqualified deferred compensation plans (as defined under Section 409A of Code) shall be made in compliance with Section 409A of the Code.

B.Other Compensation Clawback/Recoupment Rights. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies, rights, or requirements with respect to the clawback or recoupment of any compensation that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, offer letter, equity award agreement or similar agreement and any other legal remedies available to the Company, as well as applicable law, stock market or exchange rules, listing standards or regulations; provided, however, that any amounts recouped or clawed back under any other policy shall count toward any required clawback or recoupment under this Policy and vice versa.

C.Exempt Compensation. Notwithstanding anything to the contrary herein, the Company has no obligation to seek recoupment of amounts paid to a Covered Executive which are granted, vested or earned based solely upon the occurrence or non-occurrence of nonfinancial events. Such exempt compensation includes, without limitation, base salary, time-vesting awards, compensation awarded on the basis of the achievement of metrics that are not Financial Reporting Measures or compensation awarded solely at the discretion of the Committee or the Board, provided, that such amounts are in no way contingent on the achievement of any Financial Reporting Measure.

D.Miscellaneous.

1.Any applicable award agreement or other document setting forth the terms and conditions of any compensation covered by this Policy shall be deemed to include the restrictions imposed herein and incorporate this Policy by reference and, in the event of any inconsistency, the terms of this Policy will govern. For the avoidance of doubt, this Policy applies to all compensation that is received on or after the Effective Date, regardless of the date on which the award agreement or other document setting forth the terms and conditions of the Covered Executive’s compensation became effective.

2.This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

3.All issues concerning the construction, validity, enforcement and interpretation of this Policy and all related documents, including, without limitation, any employment agreement, offer letter, equity award agreement or similar agreement, shall be governed by, and construed in accordance with, the laws of the State of Illinois, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Illinois or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Illinois.

4.If any provision of this Policy is determined to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted by applicable law and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

IV.    DEFINITIONS
For the purposes of this Policy, the following terms shall have the meanings set forth below.

A.“Committee” means the Compensation Committee of the Board.

B.“Covered Compensation” means any Incentive-based Compensation “received” by a Covered Executive during the applicable Recoupment Period; provided that:

1.such Covered Compensation was received by such Covered Executive (a) after the Effective Date, (b) after he or she commenced service as an Executive Officer and (c) while the Company had a class of securities publicly listed on a U.S. national securities exchange; and

2.such Covered Executive served as an Executive Officer at any time during the performance period in respect of such Incentive-based Compensation.

For purposes of this Policy, Incentive-based Compensation is “received” by a Covered Executive during the fiscal period in which the Financial Reporting Measure applicable to such Incentive-based Compensation (or portion thereof) is attained, even if the payment or grant of such Incentive-based Compensation occurs thereafter.

C.“Covered Executive” means any (i) current or former Executive Officer and (ii) any other employee of the Company and its subsidiaries designated by the Committee as subject to this Policy from time to time.

D.“Effective Date” means the date on which Section 303A.14 of the NYSE Listed Company Manual, or such other listing standards implementing Section 10D of the Exchange Act of the national securities exchange on which the Company’s securities are listed become effective.

E.“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

F.“Executive Officer” means, with respect to the Company, (i) its president, (ii) its principal financial officer, (iii) its principal accounting officer (or if there is no such accounting officer, its controller), (iv) any vice-president in charge of a principal business unit, division or function (such as sales, administration or finance), (v) any other officer who performs a policy-making function for the Company (including any officer of the Company’s subsidiaries if they perform policy-making functions for the Company), and (vi) any other person who performs similar policy-making functions for the Company. Policy-making function is not intended to include policy-making functions that are not significant.

G.“Financial Reporting Measure” shall mean any (i) measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements (and any measures that are derived wholly or in part from any such measure), (ii) stock price measure or (iii) total shareholder return measure. For the avoidance of doubt, a Financial Reporting Measure does not need to be presented within the Company’s financial statements or included in a filing with the U.S. Securities and Exchange Commission.

H.“Financial Restatement” means a restatement of the Company’s financial statements due to the material noncompliance of the Company with any financial reporting requirement under U.S. federal securities laws that is required in order to correct:

1.an error in previously issued financial statements that is material to the previously issued financial statements; or

2.an error that would result in a material misstatement if (A) the error were corrected in the current period or (B) left uncorrected in the current period.

For purposes of this Policy, a Financial Restatement shall not be deemed to occur in the event of a restatement of the Company’s financial statements due to an out-of-period adjustment or a retrospective (1) application of a change in accounting principles; (2) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (3) reclassification due to a discontinued operation; (4) application of a change in reporting entity, such as from a reorganization of entities under common control; or (5) revision for stock splits, reverse stock splits, stock dividends, or other changes in capital structure.

I.“Financial Restatement Preparation Date” means the earlier of (i) the date that the Board (or a committee thereof, or the officer(s) of the Company authorized to take such action if Board action is not required) concludes, or reasonably should have concluded, that the Company is required to prepare a Financial Restatement, and (ii) the date on which a court, regulator or other legally authorized body causes the Company to prepare a Financial Restatement.

J.“Incentive-based Compensation” shall mean any compensation (including, for the avoidance of doubt, any cash or equity or equity-based compensation, whether deferred or current) that is granted, earned and/or vested based wholly or in part upon the achievement of a Financial Reporting Measure. For purposes of this Policy, “Incentive-based Compensation” shall also be deemed to include any amounts which were determined based on (or were otherwise calculated by reference to) Incentive-based Compensation (including, without limitation, any amounts under any long-term disability, life insurance or supplemental retirement plan or any notional account that is based on Incentive-based Compensation, as well as any earnings accrued thereon).

K.“NYSE” means the New York Stock Exchange, or any successor thereof.

L.“Recoupment Period” means the three fiscal years completed immediately preceding the date of any applicable Financial Restatement Preparation Date. Notwithstanding the foregoing, the Recoupment Period additionally includes any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years, provided that a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that compromises a period of nine (9) to twelve (12) months would be deemed a completed fiscal year.

V.    RESPONSIBILITIES

A.Administration. This Policy shall be administered by the Committee. All decisions of the Committee shall be final, conclusive and binding upon all the Company and the Covered Executives, their beneficiaries, executors, administrators and any other legal representative. The Committee shall have full power and authority to (i) administer and interpret this Policy, (ii) correct any defect, supply any omission, and reconcile any inconsistency in this Policy and (iii) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of this Policy and to comply with applicable law (including Section 10D of the Exchange Act) and applicable stock market or exchange rules and regulations. Notwithstanding anything to the contrary contained herein, to the extent permitted by Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual the Board may, in its sole discretion, at any time and from time to time, administer this Policy.

B.Amendment/Termination. Subject to Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual, this Policy may be amended or terminated by the Committee at any time. To the extent that any applicable law, or stock market or exchange rules or regulations require recovery of Erroneously Awarded Compensation in circumstances in addition to those specified herein, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Company to recover Erroneously Awarded Compensation to the fullest extent required by such applicable law, stock market or exchange rules and regulations. Unless otherwise required by applicable law, this Policy shall no longer be effective from and after the date that the Company no longer has a class of securities publicly listed on a United States national securities exchange.

C.Interpretation. Notwithstanding anything to the contrary herein, this Policy is intended to comply with the requirements of Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual (and any applicable regulations, administrative interpretations or stock market or exchange rules and regulations adopted in connection therewith), and the provisions of this Policy shall be interpreted in a manner that satisfies such requirements, and this Policy shall be operated accordingly. If any provision of this Policy would otherwise frustrate or conflict with this intent, the provision shall be interpreted and deemed amended so as to avoid this conflict.

VI.    REFERENCES
N/A

VII.    SPONSOR AND OWNER
Senior VP, Chief Legal Officer
VP, Total Rewards & People Analytics

REVISION HISTORY

Date	Summary of Changes
10/25/2023	Adopted